UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No.             )

Natural Golf Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63888E203

(CUSIP Number)

12/31/2004

(Dates of Events which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.......................................... .........................................

	(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

		Cohen Specialists LLC 13-3949498

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Citizenship or Place of Organization	New York, USA

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power:	154,718

	(6)	Shared Voting Power:	n/a

	(7)	Sole Dispositive Power:	154,718

	(8)	Shared Dispositive Power:	n/a

	(9)	Aggregate Amount Beneficially Owned by Each Reporting Person:	154,718

	(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	n/a

	(13)	Percent of Class Represented by Amount in Row (9):	3.0%

	(12)	Type of Reporting Person (See Instructions)	BD

ITEM 1.      SECURITY ISSUER.

Natural Golf Corporation
1200 E. Business Center Dr., Suite 400,
Mount Prospect, IL 60056

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Cohen Specialists LLC

(b)	Residence or business address:	2 Rector Street, 15th Floor New York, New York 10006

(c)	Citizenship;	New York, USA

(d)	Title of Class of Securities;	Common Stock

(e)	CUSIP Number	63888E203

ITEM 3.       If this Statement is filed pursuant to §§240.13d-1(b) 04 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[X]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 154,718

(b)	Percentage of Class: 3.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 154,718

(ii)	Shared power to vote or to direct the vote: n/a

(iii)	Sole power to dispose or to direct the disposition of: 154,718

(iv)	Shared power to dispose or to direct the disposition of: n/a

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box [X].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRE THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

ITEM 8.      INDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.      CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/03/2005

Date

/s/  Andrew Cohen

Signature

Andrew Cohen, Managing Member of Cohen Specialists, LLC

Name and Title